SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF OPERATIONS

Year Ended December 31, 2016

Revenues:		
Commissions	$	240,000
Interest Income		871
Total Revenues		240,871
Expenses:		
Salaries and benefits		95,042
Professional fees		39,101
Membership and filing fees		12,772
Insurance		26,033
Rent		21,212
Other operating expenses		7,799
Total Expenses		201,959
Net profit	$	38,912

The accompanying notes are an integral part of these financial statements.